INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

February 28, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Ramius Hedged Alpha Fund (the “Fund”) (formerly the Ramius Equity Alpha Fund)

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on February 7, 2014, regarding Post-Effective Amendment No. 443 to the Registrant’s Form N-1A registration statement with respect to the revised objective and strategy of the Fund, a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 478 to Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

GENERAL

1.	On EDGAR, update the new Fund name.

Response: EDGAR has been updated to reflect the new name of the Fund, Ramius Hedged Alpha Fund.

PROSPECTUS

SUMMARY SECTION
Fees and Expenses of the Fund
2.  Within the table, under “Shareholder Fees”, change the heading “Distribution and/or service (12b-1) fees” to “Distribution and service (12b-1) fees” since service fees can be paid with the 12b-1 fees.

Response:  The Registrant has updated the disclosure as requested.

3.  Because the numbers are blank within the Fees and Expenses Table, submit the completed Fees and Expenses Table to Ms. Anu Dubey by email prior to filing the post-effective amendment.

Response:   The completed Fees and Expenses Table was submitted via email on February 24, 2014.

4. Confirm whether “other expenses” in the Fees and Expenses Table includes dividends and interest expense on short sales.

Response: The Fees and Expenses Table, which sets forth information for the Fund’s fiscal year ended October 31, 2013, includes the Fund’s dividend and interest expense on short sales.

Principal Investment Strategies
5.  Add an 80% investment policy in accordance with the name rule, Rule 35d-1, under the Investment Company Act of 1940 (the “1940 Act”).  Since “Equity” is in the Fund’s name, it suggests that the Fund has a focus on equity investments.

Response:  The Registrant has changed the name of the Fund to “Ramius Hedged Alpha Fund.”  Therefore, the 80% investment policy requirement of Rule 35d-1 no longer applies to the Fund.

6.  The second to last sentence of the of the second paragraph states, “The Fund’s advisor will execute the Fund’s investment strategy of investing in publicly traded equity securities identified by this approach though an actively managed portfolio of total return swaps on proprietary indices, or on indices sponsored and published by third-party financial institutions, based on baskets of such securities..”  If these total return swaps will be included in the 80% investment policy, with respect to Footnote 13 of the Investment Company Names Rule, explain how these total return swaps have economic characteristics similar to the securities included in that 80% basket.  Also, explain how the total return swaps will be valued for this calculation (i.e. notional or mark to market).

Response:  As indicated in the response to comment 5 above, the Registrant has changed the name of the Fund and the 80% investment policy requirement of Rule 35d-1 no longer applies to the Fund.

7.  The second sentence of the of the fourth paragraph states, “The Fund does not have sector or size constraints.” Clarify that the Fund is restricted to the limitations as provided under the 1940 Act.

Response:  The Registrant acknowledges that the Fund will adhere to the 1940 Act limitations.  Accordingly, the above sentence has been deleted from the Prospectus.

8.  With respect to the second paragraph, in the response letter clarify what the Advisor is doing when using “best equity hedge fund ideas.” Also, revise the disclosure to explain in general terms what is meant by “publicly available information” (i.e., “for example, SEC filings”).

Response:  The Advisor uses a systematic process to identify the top performing hedge funds within a specific investment style.  The Advisor then utilizes publicly available information, specifically Form 13F filings, to identify the securities most commonly held by those hedge funds.  A total return swap is then created using the returns of these top performing securities.

The disclosure has been amended to explain that “publicly available information” refers to SEC filings.

9.  Confirm in the response letter whether the Fund will invest in hedge funds.  In addition, consider adding a statement in the Prospectus to avoid confusion.

Response:  The Registrant confirms that the Fund will not invest in hedge funds.  Disclosure has been added to the Prospectus to clarify this.

10.  Include in the fifth paragraph disclosure with an estimate of how many counterparties will be used.
Response:  The Registrant has added the following sentence to the disclosure:

“The Fund’s advisor initially expects the Fund to trade with at least three counterparties.  The advisor evaluates and monitors the creditworthiness of the Fund’s counterparties in accordance with the advisor’s creditworthiness policies, which includes consideration of various factors such as the size and credit rating of the counterparty. .”

Principal Risks

11.  Under the heading “Derivatives Risk,” include a reference to total return swaps.

Response:  The following swap agreement disclosure has been added to Derivatives Risk:

“Total Return Swaps.  The Fund will enter into swap agreements, primarily consisting of total return swap agreements. Total return swaps are contracts in which one party agrees to make periodic payments based on the change in market value of the underlying assets, which may include a specified security, basket of securities or security indexes during the specified period, in return for periodic payments based on a fixed or variable interest rate of the total return from other underlying assets. Total return swaps involve not only the risk associated with the investment in the underlying securities, but also the risk of the counterparty not fulfilling its obligations under the agreement. ”

12.  With respect to “Asset Segregation Risk”, confirm in the response letter that there is specific language for segregating assets with respect to total return swaps in either the Prospectus or SAI.

Response:  The Registrant confirms that specific disclosure regarding segregation requirements for total return swap agreements is included in the Prospectus (on page 12) and the SAI (on page B-10).

Performance
13.  Because two benchmarks are included in the performance table, disclose information about the additional index in the narrative explanation accompanying the bar chart and table.

Response:  The Fund is changing its benchmark in connection with the change in the Fund’s principal strategies.  As required by Form N-1A, returns for the original benchmark will be disclosed for a one-year period following the change in benchmark.  Disclosure regarding the performance benchmark change is in the first paragraph under the heading “Performance” as follows:

“On March 1, 2014, the Fund’s investment strategy changed.  Effective March 1, 2014, the Fund’s performance benchmark is the HRFX Equity Hedge Fund Index.  The Advisor believes this Index is a better performance benchmark for comparison to the Fund and its new investment strategy.”

14.  Explain why the two indices are appropriate broad based indices since they are comprised of hedge funds rather than actual holdings.

Response:  As indicated in the response to comment 13 above, the Registrant intends to remove the HRFX Global Hedge Index from the Fund’s prospectus after one year as it no longer is an appropriate benchmark for the Fund considering the changes to the Fund’s principal investment strategies.  The HRFX Equity Hedge Index, the Fund’s new benchmark, is designed to be representative of the overall composition of the hedge fund industry.  Although this Index is comprised of hedge funds rather than individual holdings, the Fund’s advisor believes the Index is an appropriate benchmark for the Fund, as the Fund’s strategy is to obtain exposure to the securities most commonly held by what the advisor believes to be top performing hedge funds.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

15.  Apply the comments on the Summary Section to the appropriate disclosure in this section.

Response:  The Registrant confirms that the comments to the Summary Section have been applied to the appropriate disclosure in response to Item 9 of Form N-1A.

16.  Under the heading “Swap Agreements” on page 9, it states that the Fund is not limited to any particular form of swap agreement; however, only total return swaps are listed under principal investment strategies.  The disclosure should be consistent.

Response:  The disclosure has been updated to be consistent with the Fund’s principal investment strategies.

17.  With respect to the sub-section entitled “Asset Segregation Risk,” acknowledge that the Registrant and Fund’s Advisor have considered the staff’s Concept Release No. 29-776 to the Investment Company Institute, dated August 31, 2011, regarding asset coverage for derivatives-related investments by investment companies.

Response:  The Registrant and the Fund’s Advisor have considered the staff’s Concept Release No. 29-776 to the Investment Company Institute, dated August 31, 2011.

18.  With respect to the section under “Asset Segregation Risk” on page 10, disclose the asset coverage requirements for futures.

Response:  The Registrant has included the coverage requirements for futures transactions in the disclosure entitled “Asset Segregation Risk”.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Cover Page
19. Item 14(a)(3)(iii) of Form N-1A requires that the cover page and table of contents include a statement regarding any information that is incorporated by reference.

Response:  Disclosure with respect to information that is incorporated by reference has been added to the cover page.

Investment Strategies and Policies
20.  Update the title of this section to include risks.  In addition, the disclosure under this section should distinguish by principal investment strategies, policies and risks and other investment strategies, policies and risks.

Response:  The Registrant has updated the title to include “Risks” and sorted the section by principal and non-principal investment strategies, policies and risks.

Distribution (Rule 12b-1) Plan
21. Item 17g-1 of Form N-1A requires disclosure of the principal types of activities for which payments are or will be made, including the dollar amount and the manner in which amounts paid by the Fund under the Plan during the last fiscal year were spent.

Response:    The Registrant has added the information required by Item 17g-1 of Form N-1A for the Fund’s fiscal year ended October 31, 2013.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission Staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/Joy Ausili
Joy Ausili
Investment Managers Series Trust
Secretary